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                                                                    EXHIBIT 23.6

                          INDEPENDENT AUDITORS' CONSENT

The Board of Directors
Alpha Natural Resources, Inc.:


We consent to the use of our report dated September 30, 2005, with respect to the combined balance sheets of The Combined Entities of The Nicewonder Coal Group as of December 31, 2004, 2003 and 2002, and the related combined statements of income, stockholders' equity and members' equity and comprehensive income, and cash flows for the years then ended, included herein and to the reference to our firm under the headings "Experts" and "Nicewonder Summary Historical Financial Data" in the prospectus.

Our report refers to the adoption by The Combined Entities of The Nicewonder Coal Group of the provisions of FASB Statement No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003.

/s/ KPMG LLP


Roanoke, Virginia
December 14, 2005